Exhibit 5.1

[Macy’s, Inc. Letterhead]

May 25, 2018

Macy’s, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

Ladies and Gentlemen:
I am Chief Legal Officer of Macy’s, Inc., a Delaware corporation (the “Company”), and in that capacity have acted as counsel for the Company in connection with the registration by the Company under the Securities Act of 1933 of 24,957,663 shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), that may be issued or delivered and sold pursuant to options, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards granted under the Macy’s, Inc. 2018 Equity and Incentive Compensation Plan (the “Plan”) pursuant to a Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “Registration Statement”).

For purposes of rendering this opinion, I have examined such documents, records and matters of law as I have deemed relevant or necessary for purposes of this opinion.

Based on the foregoing, I am of the opinion that the 24,957,663 shares of Common Stock that may be issued or delivered and sold under the Plan and covered by the Registration Statement have been duly authorized and, when issued or delivered and sold in accordance with the Plan, will be validly issued, fully paid and nonassessable, provided that the consideration for such shares has a value not less than the par value thereof.

I am a member of the bar of the State of New York. In rendering this opinion, my examination of matters of law has been limited to the laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware, in each case as currently in effect, and I express no opinion as to the effect of the laws of any other jurisdiction.

I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ Elisa D. Garcia

Elisa D. Garcia
Chief Legal Officer